Exhibit 12.1

The J. M. Smucker Company

Pro Forma Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended July 31, 2011	Year Ended April 30, 2011
Earnings before fixed charges:
Income before income taxes	166,826	717,164
Pro forma impact of new debt interest expense and revolver pay off	(5,925)	(27,010)
Total fixed charges	27,162	117,573
Less: capitalized interest	(936)	(1,778)

Earnings available for fixed charges	187,127	805,949

Fixed charges:
Interest and other debt expense, net of capitalized interest	15,422	69,594
Pro forma new debt interest expense	6,753	27,010
Pro forma revolver expense avoided	(828)
Capitalized interest	936	1,778

Estimated interest portion of rent expense	4,879	19,191

Total fixed charges	27,162	117,573

Pro forma ratio of earnings to fixed charges	6.9	6.9

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.